UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 34)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On October 23, 2002, Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome Inc., lodged a Thirty Fourth Supplementary Bidder's Statement with the Australian Securities & Investments Commission.

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Asia Pacific Limited.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

PLACER DOME ASIA PACIFIC LIMITED

THIRTY FOURTH SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the ordinary shares ("**Shares**") in AurionGold Limited (ABN 60 008 560 978) ("**AurionGold**").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on:

27 May 2002	27 June 2002	30 July 2002	16 August 2002	20 September 2002
26 June 2002	29 July 2002	8 August 2002	10 September 2002	16 October 2002
25 July 2002	7 August 2002	9 September 2002	14 October 2002	17 October 2002
6 August 2002	30 August 2002	11 October 2002	24 June 2002	
28 August 2002	2 October 2002	17 June 2002	12 July 2002	
23 September 2002	11 June 2002	10 July 2002	2 August 2002	
7 June 2002	4 July 2002	31 July 2002	19 August 2002	

("**Previous Supplementary Bidder's Statements**").

This Thirty Fourth Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

Placer Dome Inc. Press Release

Attached as Annexure A is a press release by Placer Dome Inc. in relation to the Bidder having acquired a relevant interest of more than 50% in AurionGold.

Dated: 23 October 2002

SIGNED by **PETER TOMSETT** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 23 October 2002.

Peter Tomsett
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 23 October 2002. ASIC does not take any responsibility for the contents of this Statement.

ANNEXURE A - PLACER DOME INC. PRESS RELEASE


goldstory
PDG

PLACER DOME NOW OWNS 56% OF AURIONGOLD

TUESDAY, OCTOBER 22, 2002

Vancouver, Canada— Placer Dome Inc. is pleased to announce that its wholly owned subsidiary, Placer Dome Asia Pacific Limited (PDAP), has gained a controlling interest of 56% of AurionGold Limited.

On May 26, 2002, PDAP launched a bid to acquire all of the shares of AurionGold, an Australian gold producer. On October 14, 2002, AurionGold's Board of Directors advised AurionGold shareholders to accept the offer or sell their shares on market while the offer remains open.

Placer Dome President and CEO Jay Taylor expressed his enthusiasm on reaching and exceeding the 50% mark. "This is an exciting time for us as it signals an important milestone in completing the acquisition," he said. "Last week we secured Board representation. Our transition team is on the ground and we are reviewing the opportunities we see for AurionGold's assets. This review will allow us to implement strategies aimed at achieving the $25 million per year in operating synergies we expect to realize once we acquire 100% of AurionGold's shares."

The Offer

PDAP is offering AurionGold a combination of shares and cash. The share component of the offer consists of 17.5 Placer Dome shares for every 100 AurionGold shares. AurionGold shareholders whose acceptances are received on or after October 23, 2002 will receive a cash payment of A$0.18 per AurionGold share. AurionGold shareholders, other than those who purchased their shares on an ex-dividend basis, will be entitled to receive the AurionGold fully franked A$0.10 per share special dividend in respect of those shares if they are AurionGold shareholders on October 24, 2002.

The offer is scheduled to close at 6:00pm (AEST) on Friday, 1 November 2002. Acceptance procedures are outlined in the Placer Dome Bidder's Statement dispatched to AurionGold shareholders on June 11, 2002.

Suite 1600, Bentall IV 1055 Dunsmuir Street
(PO Box 49330, Bentall Postal Station)
Vancouver, British Columbia, Canada V7X 1P2

Tel: 604.682.7082
Fax: 604.682.7092
Visit us at www.placerdome.com

PLACER DOME INC.

Broker Handling Fees
The revised broker handling fees (as outlined in previous announcements, including Placer Dome's 25th supplementary bidder's statement on September 10, 2002) will be available until the scheduled close of the offer. Placer Dome has not yet made a decision about whether it will extend the offer, or if it extends the offer whether any further broker handling fees will be payable.

-end-

For further information:

Brenda Radies (604) 661-1911

On the Internet: www.placerdome.com

CAUTIONARY NOTE
Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/ Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Vice-President, Associate General Counsel and Assistant Secretary

October 23, 2002

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